

SEC MAIL PROCESSING
RECEIVED
AUG 2 6 2010
WASH, D.C.
189
SECTION



10031967

UNI[illegible]
SECURITIES AND [illegible]
Washington, D.C. 20549

OMB APPROVAL
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SEC FILE NUMBER
8 - 28164

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/09 (MM/DD/YY) AND ENDING 06/30/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **PROSPERA FINANCIAL SERVICES, INC.**

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5429 LBJ FREEWAY, STE. 400
(No. and Street)

Dallas (City) Texas (State) 75240 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

CASSANDRA GALVAN 972-581-3029
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Brad A. Kinder, CPA
(Name – *if individual, state last, first, middle name*)

815 Parker Square (Address) **Flower Mound** (City) **Texas** (State) **75028** (Zip Code)

CHECK ONE:

- ■ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, DAVID STRINGER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PROSPERA FINANCIAL SERVICES, INC., as of June 30, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE



PATTY VAUGHN
Notary Public,
State of Texas
Comm. Exp. 08-26-12

Signature

President

Title

Notary Public

This report** contains (check all applicable boxes):

- ■ (a) Facing page.
- ■ (b) Statement of Financial Condition.
- ■ (c) Statement of Income (Loss).
- ■ (d) Statement of Cash Flows.
- ■ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors. **None**
- ■ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ■ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- ■ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ■ (o) Independent auditor's report on the internal control as required by SEC rule 17a-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTENTS

PROSPERA FINANCIAL SERVICES, INC.
Statement of Financial Condition
June 30, 2010

Assets

Cash and cash equivalents	$ 2,825,603
Commissions receivable	1,074,619
Receivables and advances - related parties	46,542
Forgivable notes receivable	190,730
Prepaid expenses	141,613
Clearing deposit	100,195
Non-marketable securities	11,000
TOTAL ASSETS	$ 4,390,302

Liabilities and Stockholders' Equity

Liabilities	
Accounts payable	$ 71,675
Accrued expenses	2,250,936
Unfunded forgivable notes receivable	23,460
Total Liabilities	2,346,071
Stockholders' Equity	
Preferred stock, no par value, 1,000,000 shares authorized, none issued or outstanding	-
Common stock, no par value, 1,000,000 shares authorized, 120,000 shares issued, and 86,664 shares outstanding	38,272
Non-voting common stock, no par value, 100,000 shares authorized, 9,629 shares issued and outstanding	154,832
Additional paid-in capital	379,339
Retained earnings	1,495,800
Treasury stock, 33,336 shares at cost	(24,012)
Total Stockholders' Equity	2,044,231
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 4,390,302

See notes to financial statements.

PROSPERA FINANCIAL SERVICES, INC.
Statement of Income
Year Ended June 30, 2010

Revenue	
Securities commissions	$ 12,558,831
Insurance commissions	4,215,294
Management and advisory fees	5,623,798
Other	1,696,526
Total Revenue	24,094,449
Expenses	
Compensation and related costs	19,931,672
Clearing costs	605,754
Communications	426,425
Errors and bad debts	130,956
Management fees paid to related parties	258,838
Occupancy and equipment costs	578,771
Promotional	102,611
Professional fees	522,423
Regulatory fees	253,045
Other expenses	380,218
Total Expenses	23,190,713
Net income before provision for income taxes	903,736
Income taxes - federal	303,664
Income taxes - state	33,618
Total current provision for income taxes	337,282
NET INCOME	$ 566,454

See notes to financial statements.

PROSPERA FINANCIAL SERVICES, INC.
Statement of Changes in Stockholders' Equity
Year Ended June 30, 2010

	Preferred Shares	Common Shares Issued	Non-Voting Common Shares Issued	Treasury Shares	Common Stock	Non-Voting Common Stock	Additional Paid-in Capital	Retained Earnings	Treasury Stock	Total
Balances at June 30, 2009	-	120,000	9,629	33,336	$ 38,272	$ 154,832	$ 379,339	$ 929,346	$ (24,012)	$ 1,477,777
Net income	-	-	-	-	-	-	-	566,454	-	566,454
Balances at June 30, 2010	-	120,000	9,629	33,336	$ 38,272	$ 154,832	$ 379,339	$ 1,495,800	$ (24,012)	$ 2,044,231

See notes to financial statements.

PROSPERA FINANCIAL SERVICES, INC.
Statement of Cash Flows
Year Ended June 30, 2010

Cash Flows From Operating Activities:	
Net income	$ 566,454
Adjustments to reconcile net income to net cash provided by operating activities:	
Change in assets and liabilities	
Increase in commissions receivable	(186,201)
Decrease in receivables and advances - related parties	60,117
Increase in forgivable notes receivable, net	(167,270)
Increase in prepaid expenses	(24,384)
Increase in clearing deposit	(195)
Decrease in accounts payable	(79,154)
Increase in accrued expenses	536,126
Net cash provided by operating activities	705,493
Net change in cash and cash equivalents	705,493
Cash and cash equivalents at beginning of year	2,120,110
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 2,825,603

Supplemental Disclosures of Cash Flow Information:

Cash paid during the year for:	
Interest	$ 3,803
Income taxes paid to Parent	$ 293,480

See notes to financial statements.

PROSPERA FINANCIAL SERVICES, INC.
Notes to Financial Statements

Note 1 - Nature of Business and Summary of Significant Accounting Policies

Nature of Business:

Prospera Financial Services, Inc. (Company) was organized in July 1982 as a Texas corporation. The Company is a wholly owned subsidiary of Prospera Holdings, Inc. (Parent). The Company is a broker-dealer in securities registered with the Securities and Exchange Commission (SEC) under the exempted provisions of SEC rule 15c3-3 (k)(2)(ii). These provisions provide that all the funds and securities belonging to Company's customers be handled by a clearing broker-dealer. The Company is also registered with the SEC pursuant to Section 203 of the Investment Advisors Act of 1940 and is registered as an introducing broker with the Commodities Futures Trading Commission (CFTC) and the National Futures Association.

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the SEC and, accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker/dealer, and promptly transmit all customer funds and securities to the clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer.

The majority of the Company's customers are individuals located throughout the United States, primarily in Texas.

Significant Accounting Policies:

Basis of Accounting

The Company adopted changes issued by the Financial Accounting Standards Board (FASB) to the authoritative hierarchy of GAAP. These changes establish the FASB Accounting Standards Codification (Codification) as the source of authoritative accounting principles recognized by the FASB to be applied by nongovernmental entities in the preparation of financial statements in conformity with GAAP. The FASB will no longer issue new standards in the form of Statements, FASB Staff Positions, or Emerging Issues Task Force Abstracts; instead the FASB will issue Accounting Standards Updates. Accounting Standards Updates will not be authoritative in their own right as they will only serve to update the Codification. These changes and the Codification itself do not change GAAP. Other than the manner in which new accounting guidance is referenced, the adoption of these changes had no impact on our financial statements.

PROSPERA FINANCIAL SERVICES, INC.
Notes to Financial Statements

Note 1 - Nature of Business and Summary of Significant Accounting Policies (continued)

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments

Substantially all of the Company's financial asset and liability amounts reported in the statement of financial condition are short term in nature and approximate fair value.

Cash Equivalents

Money market funds and highly liquid investments, generally certificates of deposit with an original maturity of three months or less, are reflected as cash equivalents in the accompanying statement of financial condition and for purposes of the statement of cash flows.

Non-marketable Securities

Non-marketable securities are recorded at the lower of cost or market.

Treasury Stock

Treasury stock is accounted for using the cost method.

Securities Transactions

Security transactions and the related commission revenues and expenses are recorded on the trade date.

Insurance Commissions

Insurance commissions are recorded when the policies are funded by the customer and accepted by the insurance company.

Management and Advisory Services

Management and advisory fees are earned based on contractual percentages of client assets under management. The fees are recognized as revenue during the period in which the services are rendered.

Note 1 - Nature of Business and Summary of Significant Accounting Policies (continued)

Stock-Based Compensation

The Company expenses the fair value of stock-based compensation awards to employees pursuant to SFAS No. 123, "Accounting for Stock-Based Compensation." Due to an absence of an active market for the Company's common stock, the fair value of stock compensation awards is determined by the Company at each security issuance date. There was no expense for stock based compensation awards for the year ended June 30, 2010.

Income Taxes

The Company is included in the consolidated federal income tax return of its Parent. Income taxes are recorded using the separate company method to comply with financial reporting rules. Any resulting provision or benefit for income taxes realized is recorded as receivable from or payable to the Parent.

The Company is also subject to various state income taxes.

The Company has adopted financial reporting rules regarding recognition and measurement of tax positions taken or expected to be taken on a tax return. The Company has reviewed all open tax years and concluded that there is no impact on the Company's financial statements and no tax liability resulting from unrecognized tax benefits relating to uncertain income tax positions taken or expected to be taken on a tax return. As of June 30, 2010, open Federal tax years include the tax years ended June 30, 2007 through June 30, 2009.

Note 2 - Non-Marketable Securities

The Company's non-marketable securities consist of a sports facilities municipal bond and four season ticket seat and option certificates at a total cost of $11,000.

Note 3 - Net Capital Requirements

The Company is subject to the SEC uniform net capital rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. The Company is also subject to the net capital provisions of Regulation 1.10(d)(2) of the Commodities Futures Trading Commission Act of 1974, and is required to maintain a minimum net capital, as defined under such provisions. At June 30, 2010, the Company had net capital and net capital requirements of $1,519,462 and $156,405, respectively. The Company's net capital ratio was 1.54 to 1.

Note 4 - Transactions with Clearing Broker/Dealer

The agreement with the clearing broker/dealer provides for clearing charges at a fixed rate multiplied by the number of tickets traded by the Company. The agreement also requires the Company to maintain a minimum of $100,000 as a deposit in accounts with the clearing broker/dealer.

Note 5 - Commitments and Contingencies

Operating Lease

The Company leases office space under a noncancelable operating lease expiring in 2014. Future minimum lease commitments for each of the years ending June 30 are as follows:

2011	$ 233,934
2012	241,014
2013	248,229
2014	255,577
Thereafter	-
	$ 978,754

Rent expense for the year totaled $202,500 and is reflected in the accompanying statement of income as occupancy and equipment costs

Contingencies

The nature of the Company's business subjects it to various claims, regulatory examinations, and other proceedings in the ordinary course of business.

The Company is named as a third party defendant in a lawsuit, whereas the plaintiffs are seeking material amounts. The Company is defending itself vigorously in this matter. No estimate of possible loss, or range of loss, if any, can currently be determined; however an adverse finding could result in a material judgment against the Company. The ultimate outcome of the lawsuit filed against the Company cannot be determined at this time and the result of this matter cannot be predicted with certainty. There can be no assurance that this matter will not have a material adverse effect on the Company's results of operations in any future period, and a substantial judgment could have a material adverse impact on the Company's financial condition, results of operations, and cash flows. However, it is the opinion of management, after consultation with legal counsel, that the ultimate outcome of the lawsuit will not have a material adverse impact on the financial condition, results of operations, or cash flows of the Company.

Note 6 - Profit Sharing Plan

Prospera Financial Services 401(k) Profit Sharing Plan (Plan) to which both the Company and eligible employees may contribute was established effective April 1, 2000. Participants from the previous plan dated January 1, 1994 became immediately eligible to participate in the Plan. The Plan is on a calendar year with employee entrance dates after the completion of 1,000 hours of service on January 1 and July 1. Company contributions are voluntary and at the discretion of the board of directors.

Employee salary deferral contributions and earnings on such contributions are 100% vested. Company matching and profit sharing contributions are subject to the following vesting schedule:

Years of Service	Vested Portion
Less than 2	0%
2 but less than 3	20%
3 but less than 4	40%
4 but less than 5	60%
5 but less than 6	80%
6 or more	100%

For the year ended June 30, 2010, Company matching and profit sharing contributions totaled $33,124 and $103,468, respectively, and the Company incurred $4,313 in expenses related to the Plan. These contributions and expenses are recorded as compensation and related costs in the accompanying statement of income.

Note 7 - Restricted Stock Grant

In August 2007, the Company entered into an agreement with an employee whereby 9,629 shares of no par, non-voting common stock was issued subject to a vesting requirement. The vesting period is from April 1, 2007 through March 31, 2012. The fair value of these shares at the time of issuance was $40.20 per share. The shares vest upon satisfaction of the following terms:

- For each $5 million of recruited revenue, as defined in the agreement, 10% (962.9) of the shares will vest. This vesting is limited to a total of 7,703.20 shares.
- Upon achieving a total of $40 million of recruited revenue, if the Company achieves $60 million of revenue during the vesting period, the remaining 20% (1,925.80) of the shares will vest.

At June 30, 2010, 1,925.8 shares have vested under this agreement.

Note 7 - Restricted Stock Grant (continued)

During the year ended June 30, 2010, no compensation expense was recorded under this agreement. As of June 30, 2010 a total of $154,832 has been expensed to compensation and potentially $232,254 remains to be amortized as compensation expense under this agreement in future periods.

Note 8 - Stock Appreciation Rights Plan

The Company has a Stock Appreciation Rights Plan which allows the Board to grant units to employees or independent contractors. The units, if granted, have a vesting schedule and if a Triggering Event, as defined, occurs the employees and/or independent contractors will be entitled to up to a maximum of 10% of the Net Proceeds, as defined, realized as a result of the Triggering Event.

Note 9 - Income Taxes

The Company is included in the consolidated income tax return of its Parent. Income taxes are recorded using the separate company method to comply with financial reporting rules. Any resulting provision or benefit for income taxes realized is recorded as receivable from or payable to the Parent. $3,494 is due from Parent at June 30, 2010 for overpaid income taxes and is included in receivables and advances – related parties in the accompanying statement of financial condition.

The income tax provision differs from the expense that would result from applying federal statutory rates to income before income taxes primarily due to permanent non-deductible expenses.

Note 10 - Off-Balance-Sheet Risk and Concentration of Credit Risk

As discussed in Note 1, the Company's customers' securities transactions are introduced on a fully disclosed basis with its clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers of the Company and is responsible for execution, collection and payment of funds, and receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker/dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and that customer transactions are executed properly by the clearing broker/dealer.

The Company has cash held at one national bank totaling $1,880,576 or approximately 43% of the Company's total assets at June 30, 2010.

The Company has cash and cash equivalents, commissions' receivable, and a clearing deposit held by and due from its clearing broker/dealer of $329,044, $701,567, and $100,195, respectively, totaling $1,130,806 or approximately 26% of its total assets at June 30, 2010.

PROSPERA FINANCIAL SERVICES, INC.
Notes to Financial Statements

Note 11 - Related Party Transactions

The Company and its Parent are under common control and the existence of that control creates operating results and financial position significantly different than if the companies were autonomous.

The Company has a receivable from its Parent of $3,494 which has resulted from its overpayment of federal income taxes.

The Company earned $2,000,215 in insurance commissions from a related party, of which $176,211 are due at June 30, 2010 and are included in commissions receivable in the accompanying statement of financial condition.

The Company incurred management fees to its Parent and two other related parties of $222,725, $29,020, and $7,093, respectively, totaling $258,838 during the year.

The Company has forgivable loans to salespeople totaling $190,730, which will be forgiven over the next two years. $23,460 of these loans are unfunded at June 30, 2010. The Company recognized $14,507 as compensation expense on these forgivable loans to its salespeople during the year.

The Company's Parent has forgivable loans to salespeople of the Company totaling $112,883, which will be forgiven over the next two years. As the notes are forgiven, the Company pays the Parent the amount forgiven and records compensation expense. Compensation expense totaled $102,598 during the year.

Note 12 - Subsequent Events

Management has evaluated the Company's events and transactions that occurred subsequent to June 30, 2010, through August 24, 2010, the date which the financial statements were available to be issued.

There were no events or transactions that occurred during this period that materially impacted the amounts or disclosures in the Company's financial statements.

Schedule I

PROSPERA FINANCIAL SERVICES, INC.
Computation of Net Capital and Aggregate Indebtedness Pursuant to Rule 15c3-1
June 30, 2010

Total stockholder's equity qualified for net capital	$ 2,044,231
Other deduction:	
Excess fidelity bond deductible	13,000
Total Capital	2,031,231
Deductions and/or charges	
Non-allowable assets:	
Commissions receivable	113,764
Receivables and advances - related parties	46,542
Forgivable notes receivable	190,730
Prepaid expenses	141,613
Non-marketable securities	11,000
Total deductions and/or charges	503,649
Net capital before haircuts on securities positions	1,527,582
Haircuts on securities:	
Cash equivalents	8,120
Net Capital	$ 1,519,462
Aggregate indebtedness	
Accounts payable	$ 71,675
Accrued expenses	2,250,936
Unfunded forgivable notes receivable	23,460
Total aggregate indebtedness	$ 2,346,071
Computation of basic net capital requirement	
Minimum net capital required (greater of $100,000 or 6 2/3% of aggregate indebtedness)	$ 156,405
Net capital in excess of minimum requirement	$ 1,363,057
Ratio of aggregate indebtedness to net capital	1.54 to 1

See accompanying independent auditor's report.

Schedule II

PROSPERA FINANCIAL SERVICES, INC.
Reconciliation of the Computation of Net Capital
with that of the Registrant as
Filed in Part IIA of Form X-17a-5
As of June 30, 2010

Net capital as reported by Registrant in Part IIA of Originally Filed Form X-17a-5 as of June 30, 2010 (unaudited)	$ 1,541,610
Adjustments:	
Increase in accrued expenses	(22,148)
Net capital as computed on Schedule I	$ 1,519,462

See accompanying independent auditor's report.

BRAD A. KINDER, CPA
CERTIFIED PUBLIC ACCOUNTANT
815 PARKER SQUARE • FLOWER MOUND, TX 75028
972-899-1170 • FAX 972-899-1172

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17A-5(G)(1)

Board of Directors
Prospera Financial Services, Inc.

In planning and performing our audit of the financial statements of Prospera Financial Services, Inc. (the Company), as of and for the year ended June 30, 2010 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at June 30, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



BRAD A. KINDER, CPA

Flower Mound, Texas
August 24, 2010

BRAD A. KINDER, CPA
CERTIFIED PUBLIC ACCOUNTANT
815 PARKER SQUARE • FLOWER MOUND, TX 75028
972-899-1170 • FAX 972-899-1172

INDEPENDENT ACCOUNTANT'S REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

Board of Directors
Prospera Financial Services, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended June 2010, which were agreed to by Prospera Financial Services, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Prospera Financial Services, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Prospera Financial Services, Inc.'s management is responsible for the Prospera Financial Services, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries noting no differences;

2. Compared the total revenue amounts of the audited Form X-17A-5 for the year ended June 30, 2010, with the amounts reported in Form SIPC-7 for the year ended June 30, 2010 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Brad A. Kinder, CPA
BRAD A. KINDER, CPA

Flower Mound, Texas
August 24, 2010

SIPC-7

(32-REV 6/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(32-REV 6/10)

For the fiscal year ended JUNE 30, 2010

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

028164 FINRA JUN
PROSPERA FINANCIAL SERVICES INC
5429 LBJ FWY STE 400
DALLAS TX 75240-2611

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

CASSANDRA GALVAN 972-581-3029

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)] $ 40,367.24

   B. Less payment made with SIPC-6 filed (exclude interest) (19,368.42)
   1/26/2010
   Date Paid

   C. Less prior overpayment applied (0.00)

   D. Assessment balance due or (overpayment) 0.00

   E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum 0.00

   F. Total assessment balance and interest due (or overpayment carried forward) $ 20,998.82

   G. PAID WITH THIS FORM:
   Check enclosed, payable to SIPC
   Total (must be same as F above) $ 20,998.82

   H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

N/A

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

PROSPERA FINANCIAL SERVICES, INC.
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Dated the 2ND day of AUGUST, 2010.

ACCOUNTING MANAGER / FINOP
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning JULY, 2009
and ending JUNE, 2010
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 24,094,449
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	-0-
(2) Net loss from principal transactions in securities in trading accounts.	-0-
(3) Net loss from principal transactions in commodities in trading accounts.	-0-
(4) Interest and dividend expense deducted in determining item 2a.	-0-
(5) Net loss from management of or participation in the underwriting or distribution of securities.	-0-
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	-0-
(7) Net loss from securities in investment accounts.	-0-
Total additions	-0-
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	7,317,909
(2) Revenues from commodity transactions.	27,534
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	539,294
(4) Reimbursements for postage in connection with proxy solicitation.	-0-
(5) Net gain from securities in investment accounts.	-0-
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	-0-
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	-0-
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): RENTAL INCOME	2,500
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 3,803	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 60,315	
Enter the greater of line (i) or (ii)	60,315
Total deductions	7,947,552
2d. SIPC Net Operating Revenues	$ 16,146,897
2e. General Assessment @ .0025	$ 40,367.24

(to page 1 but not less than $150 minimum)

BRAD A. KINDER, CPA
CERTIFIED PUBLIC ACCOUNTANT
815 PARKER SQUARE • FLOWER MOUND, TX 75028
972-899-1170 • FAX 972-899-1172

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Prospera Financial Services, Inc.

We have audited the accompanying statement of financial condition of Prospera Financial Services, Inc. as of June 30, 2010, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Prospera Financial Services, Inc. as of June 30, 2010, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II are presented for purposes of additional analysis and are not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



BRAD A. KINDER, CPA

Flower Mound, Texas
August 24, 2010